# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fluence Energy, Inc., CIK 0001868941
CUSIP: 34379V103
Title of class of securities: Class A Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia (VA), 22203
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001387131-22-001389
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); member of a group; sole voting power 11,801,103; shared voting power 0; sole dispositive power 11,801,103; shared dispositive power 0; aggregate amount beneficially owned 11,801,103 (8.3% of the class)
  Comment: The reported percentage is calculated based upon 141,534,496 shares of Class A Common Stock outstanding following the transaction to which this report relates as reported in the Issuer's prospectus supplement filed with the SEC pursuant to Rule 424(b) on May 13, 2026.

## Item 1. Issuer
Name of issuer: Fluence Energy, Inc.
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, VA 22203

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority (the "Reporting Person").
Address of principal business office or, if none, residence: Qatar Investment Authority - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
11,801,103.00

The Reporting Person, AES Grid Stability, LLC and Siemens Industry, Inc. (collectively, the "Stockholders") are parties to a Stockholders Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on the Issuer's prospectus supplement filed pursuant to Rule 424(b) filed with the SEC on May 13, 2026, such a "group" would be deemed to beneficially own an aggregate of 97,666,665 shares of Class A Common Stock, or 53.0% of the Class A Common Stock of the Issuer, calculated pursuant to Rule 13d-3 of the Exchange Act based on 141,534,496 shares of Class A Common Stock and 42,745,791 shares of Class B Common Stock of the Issuer outstanding as of May 13, 2025. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.
Percent of class: 8.3
Sole power to vote or to direct the vote: 11,801,103.00
Shared power to vote or to direct the vote: -0-
Sole power to dispose or to direct the disposition: 11,801,103.00
Shared power to dispose or to direct the disposition: -0-

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Schedule 13G is filed by Qatar Investment Authority on behalf of itself and the following wholly-owned subsidiary which holds the shares: Qatar Holding LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi/Head of Compliance and Governance (05/19/2026)